Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

July 21, 2014

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Independence Contract Drilling, Inc.
Registration Statement on Form S-1
File No. 333-196914

Dear Mr. Schwall:

As discussed with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), on behalf of Independence Contract Drilling, Inc., a Delaware corporation (“Independence,” “we,” “us” or “our”), we hereby supplementally submit the currently expected offering terms of the initial public offering (the “Offering”) of shares of our common stock (the “Shares”), including the price range, the number of Shares to be offered, the estimated net proceeds Independence expects to receive from the Offering and the total number of Shares to be outstanding after the Offering. Independence expects that these pricing terms will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-196914, as amended (the “Registration Statement”).

The Offering terms are a bona fide estimate of the range of the minimum and maximum offering price pursuant to Item 501(b)(3) of Regulation S-K and the maximum number of Shares to be offered as of July 18, 2014. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

Independence proposes to price the Offering with a bona fide price range of $14.00 to $16.00 per Share, with a midpoint of $15.00 per Share. In the Offering, Independence proposes to sell up to 10,000,000 Shares. The Partnership has also granted the underwriters in the Offering a 30-day option to purchase up to an aggregate of 1,500,000 additional Shares from Independence. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to Independence’s and the underwriters’ concern regarding providing such information significantly in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Austin       Beijing       Dallas       Dubai       Houston       London       New York       Research Triangle Park       The Woodlands       Washington, DC

July 21, 2014

Additionally, Independence is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. Independence seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

Please direct any questions you have with respect to the foregoing or with respect to the attached changed pages to the undersigned at (713) 220-4301 or davidbuck@andrewskurth.com.

Very truly yours,

/s/ David C. Buck

David C. Buck